SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

23rd December 2005

AIR FRANCE AND KLM WILL FILE COMMENTS ON DOT’S PROPOSED DECISION ABOUT ANTI TRUST IMMUNITY FOR SIX AIRLINES

The Show Cause Order (SCO) that was issued today by the DOT proposes to positively grant broad codesharing authority to the six members of the SkyTeam international aviation alliance, to enhance their short term network benefits.

The decision at the same time proposes to deny the request for anti trust immunity. The Air France KLM Group regrets the fact that the US authorities have chosen to effectively defer a decision to grant the application of six airlines for anti-trust immunity (ATI) on trans-Atlantic routes, until there is more clarity on the move towards further liberalization of the transatlantic markets.

Since a number of years, Air France, Alitalia, CSA Czech Airlines and Delta Air Lines on one side, as well as KLM and its partner Northwest on the other, all benefit from two sets of valid antitrust immunities previously granted by the American authorities.

On 24 September 2004, the six airlines filed a broad codesharing application and an additional joint application for antitrust immunity (ATI) with the U.S. Department of Transportation (DOT), a logical consequence to the Air France-KLM merger.

Air France and KLM will now carefully review the text and file appropriate comments with DOT within the next days. A final decision should be taken by the US Authorities early in 2006.

Air France and KLM are known and active supporters of the policy to open up the transatlantic market to the benefit of the air transport sector and the travelling public. The requested codesharing application and joint application for antitrust immunity are a logical complement to the tentative agreement that was reached between the US and the EU on a transatlantic liberalised market.

Web site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin - +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau - +33 (0)1 41 56 72 59 - faandriveau@airfrance.fr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 23, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations